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                           September 30, 2020

       Lorenzo Barracco
       Chief Executive Officer
       Mystic Holdings Inc./NV
       4145 Wagon Trail Avenue
       Las Vegas, Nevada 89118

                                                        Re: Mystic Holdings
Inc./NV
                                                            Post-qualification
Amendment No. 1 to Form 1-A
                                                            Filed September 15,
2020
                                                            File No. 024-11093

       Dear Mr. Barracco:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed September 15, 2020

       Part II - Offering Circular, page 1

   1. Please revise your Form 1-A to include all information required by the form, including without limitation,
Items 9 and 12. To the extent that you incorporate by reference to other documents
previously submitted or filed on EDGAR, please include a specific cross-
                                                        reference to the
location of that information. For guidance concerning what information may be incorporated by
reference and the manner to do so, refer to General Instructions
                                                        III to Form 1-A.
 Lorenzo Barracco
FirstName LastNameLorenzo   Barracco
Mystic Holdings Inc./NV
Comapany 30,
September NameMystic
              2020     Holdings Inc./NV
September
Page 2    30, 2020 Page 2
FirstName LastName
Part II     Offering Circular, page 1

2. We also note that such incorporation by reference of the financial statements for the periods provided in the Form 1-K appears prohibited pursuant to General Instruction
         III(a)(1) of the Form 1-A. Therefore, please amend your filing to include the financial statements required by Part F/S of the Form 1-A. Please ensure an updated consent is also filed with the amendment pursuant to the eleventh section of Item 17 of Part III of the
         Form 1-A.
3. You state in the Explanatory Note hereunder that you have incorporated by reference into the Amendment all of the information contained in your Annual Report on Form 1-K for the year ended December 31, 2019 filed on July 7, 2020. We note that Form 1-K was filed
         July 17, 2020. Please revise.
General

4. With respect to your Form 1-K for the fiscal year ended December 31, 2019, please tell us where you include or incorporate by reference to the information required by Part II, Items
         1-6 and 8.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Jenn Do at 202-551-3743 if you have questions regarding comments on the financial statements and related matters. Please contact
James Young at 202-551-4679 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Spencer G. Feldman, Esq.